Exhibit 12.1

WADDELL & REED FINANCIAL, INC.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Earnings:
Income from continuing operations before provision for income taxes	$64,326	$158,210	$84,934	$132,598	$171,120	$227,946
Fixed charges	15,115	16,403	15,801	18,035	23,355	17,999
Total earnings	$79,441	$174,613	$100,735	$150,633	$194,475	$245,945

Fixed Charges:
Interest expense	$10,598	$10,724	$9,759	$12,298	$18,286	$14,590
Portion of rentals representative of interest factor	4,517	5,679	6,042	5,737	5,069	3,409
Total fixed charges	$15,115	$16,403	$15,801	$18,035	$23,355	$17,999

Ratio of earnings to fixed changes	5.26	10.65	6.38	8.35	8.33	13.66